CUSIP No. 883906406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

ThermoEnergy Corporation
 (Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

883906406
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

March 3, 2010
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883906406

(1)	Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)  ☒
(B)   ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

(6)	Citizenship or Place of Organization

U.S.

(7) Sole Voting Power
-0-
Number of Shares	(8) Shared Voting Power
Beneficially Owned	39,867,554
by Each Reporting
Person With	(9) Sole Dispositive Power
-0-

(10) Shared Dispositive Power
39,867,554
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

39,867,554

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)

46.4% (1)

(14)	Type of Reporting Person (See Instructions)

IN

___________________
(1)           Based on 86,074,720 shares of Common Stock outstanding, calculated in accordance with Rule 13d.

CUSIP No. 883906406

(1)	Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)  ☒
(B)   ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

(6)	Citizenship or Place of Organization

U.S.

(7) Sole Voting Power
-0-
Number of Shares	(8) Shared Voting Power
Beneficially Owned	39,867,554
by Each Reporting
Person With	(9) Sole Dispositive Power
-0-

(10) Shared Dispositive Power
39,867,554
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

39,867,554

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)

46.4% (1)

(14)	Type of Reporting Person (See Instructions)

IN

___________________
(1)           Based on 86,074,720 shares of Common Stock outstanding, calculated in accordance with Rule 13d.

CUSIP No. 883906406

(1)	Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)  ☒
(B)   ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

(6)	Citizenship or Place of Organization

U.S.

(7) Sole Voting Power
-0-
Number of Shares	(8) Shared Voting Power
Beneficially Owned	39,867,554
by Each Reporting
Person With	(9) Sole Dispositive Power
-0-

(10) Shared Dispositive Power
39,867,554
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

39,867,554

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)

46.4% (1)

(14)	Type of Reporting Person (See Instructions)

OO

___________________
(1)           Based on 86,074,720 shares of Common Stock outstanding, calculated in accordance with Rule 13d.

CUSIP No. 883906406

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on December 31, 2007 and prior amendments thereto (the “Prior Schedules”).  Capitalized terms used in this Amendment No. 6 but not otherwise defined herein have the meanings given to them in the Prior Schedules.  Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4.	Purpose of Transaction

Effective as of March 3, 2010, Mr. David Gelbaum resigned as a member of the Board of Directors of the Issuer (the “Board”).  Pursuant to the right given to the holders of Series B Convertible Preferred Stock to elect four members to the Board, three of which are nominees of the Reporting Persons, Mr. Gelbaum is currently searching for a replacement appointee to fill the vacancy on the Board.

Except as set forth herein and in the Prior Schedules, the Reporting Persons do not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.   However, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent they deem advisable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:                      Agreement Regarding Joint Filing of Amendment No. 6 to Schedule 13D

CUSIP No. 883906406

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: March 10, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum , as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 883906406

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 6 to Schedule 13D

The undersigned agree that the Amendment No. 6 to Schedule 13D with respect to the Common Stock of ThermoEnergy Corporation is a joint filing being made on their behalf.

Dated: March 10, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum , as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust